Filed by Denali Holding Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: EMC Corporation (Commission File No. 1-09853)

•	The following communication was sent to all Dell Global Team Members by Rory P. Read, Chief Integration Officer, at Dell.

Rory P. Read Chief Integration Officer

Update on Dell | EMC Combination and Next Steps

To: <<All Dell Global Team Members>>

Last week we achieved a very important milestone in our plans to combine Dell and EMC and create a technology industry powerhouse delivering unmatched products and solutions to our customers and partners. Friday evening marked the completion of the go-shop period negotiated by the EMC Board of Directors without the company receiving a superior offer. We are now taking the next steps in the transaction approval process with the filing of the preliminary S-4 registration statement (proxy statement) and working to fulfill customary conditions, including required regulatory and EMC stockholder approvals. I want to discuss each of these in a little more detail.

The EMC Board of Directors negotiated a 60-day “Go Shop” provision in the Merger Agreement whereby they were permitted to actively seek superior alternative offers for the company. This is a common practice in transactions of this size and scope. The period for soliciting alternative offers expired on Friday evening and EMC did not receive any alternate offers that were superior to the deal with Dell. The focus now moves to completing the deal.

This morning, Dell filed its preliminary registration statement with the SEC containing a proxy statement for EMC. A proxy statement is a document required of a company when soliciting stockholder votes, which is filed in advance of a stockholder meeting. The registration statement is an in-depth document that includes more information on the proposed composition of the combined company, background on the transaction, and terms and conditions agreed upon by each company. It’s important to note this is an iterative process and Dell expects that we will file updated versions of the document in the coming months. When the final proxy is filed which we expect to be sometime in late winter or the spring, we will then move towards a stockholder vote on the transaction.

Both of these steps are significant and important milestones along the journey to combine Dell and EMC and create an industry powerhouse. As we communicated when we announced our intent to combine the companies, subject to receipt of EMC shareholder approval and satisfaction of other closing conditions, we are still on track to close the transaction sometime in the May – October timeframe.

In preparation for the anticipated close, we continue to plan what the combined company will look like. In fact, today Howard Elias and I will convene our cross Dell | EMC integration teams in Austin to discuss next steps in planning, including priorities for Day 1. The completion of the go shop period marks the beginning of detailed integration planning. During the workshop, each functional team consisting of representatives from Dell and EMC, will provide an update on their specific integration planning focused on Day 1 objectives and the key design points required to be decided. A lot of good work has occurred to date, and as we now move into the next phase the volume of work significantly increases. I’m looking forward to getting an update and seeing the extended team as we begin to accelerate the project.

During this reflective period of the winter holidays, I’m as excited as ever by the proposed combination of the two companies. Feedback from customers and partners remains positive and supportive, and many discussions with employees at both Dell and EMC reveals our current and future colleagues are very much energized by the opportunity in front of us. Often employees across the companies ask how they can help and clearly over the next two years of integration nearly every person in Dell will make important contributions to this historic combination. Today it is most critical that each of us stay intensely focused on executing our current business objectives and deliver our 4th quarter commitments as we close fiscal year 2016.

We will continue to communicate with you throughout this historic journey and we all wish you a health happy holiday time with family and friends.

Thank you,

Rory

Disclosure Regarding Forward Looking Statements

This communication contains forward-looking statements, which reflect Denali Holding Inc.’s current expectations. In some cases, you can identify these statements by such forward-looking words as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “confidence,” “may,” “plan,” “potential,” “should,” “will” and “would,” or similar expressions. Factors or risks that could cause our actual results to differ materially from the results we anticipate include, but are not limited to: (i) the failure to consummate or delay in consummating the proposed transaction; (ii) the risk that a condition to closing of the proposed transaction may not be satisfied or that required financing for the proposed transaction may not be available or may be delayed; (iii) the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained, or is obtained subject to conditions that are not anticipated; (iv) risk as to the trading price of Class V Common Stock to be issued by Denali Holding Inc. in the proposed transaction relative to the trading price of shares of VMware, Inc. common stock; (v) the effect of the announcement of the proposed transaction on Denali Holding Inc.’s relationships with its customers, operating results and business generally; and (vi) adverse changes in general economic or market conditions. Denali Holding Inc. undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or a solicitation of an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law. This communication is being made in respect of the proposed business combination transaction between EMC Corporation and Denali Holding Inc. The proposed transaction will be submitted to the shareholders of EMC Corporation for their consideration. In connection with the issuance of Class V Common Stock of Denali Holding Inc. in the proposed transaction, Denali Holding Inc. has filed with the SEC a Registration Statement on Form S-4 that included a preliminary proxy statement/prospectus regarding the proposed transaction and each of Denali Holding Inc. and EMC Corporation plans to file with the SEC other documents regarding the proposed transaction. After the registration statement has been declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to each EMC Corporation shareholder entitled to vote at the special meeting in connection with the proposed transaction. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS RELATING TO THE TRANSACTION FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors may obtain copies of the proxy statement/prospectus (when available) and all other documents filed with the SEC regarding the proposed transaction, free of charge, at the SEC’s website (http://www.sec.gov) or from Denali Holding Inc.’s website (http://www.dell.com/futurereadydell).

Participants in the Solicitation

Denali Holding Inc. and certain of its directors and executive officers may be deemed to be “participants” in the solicitation of proxies from EMC Corporation shareholders in connection with the proposed transaction. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of EMC Corporation shareholders in connection with the proposed transaction and a description of their direct and indirect interest, by security holdings or otherwise, is set forth in the proxy statement/prospectus filed with the SEC in connection with the proposed transaction.

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